Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8083

Email: kristen.winsko@lfg.com

VIA EDGAR

April 29, 2016

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Funds:	LVIP SSgA Global Tactical Allocation Managed Volatility Fund
LVIP American Global Balanced Allocation Managed Risk Fund
LVIP American Global Growth Allocation Managed Risk Fund
LVIP American Century VP Mid Cap Value Managed Volatility Fund
LVIP BlackRock Emerging Markets Managed Volatility Fund
LVIP Blackrock Equity Dividend Managed Volatility Fund
LVIP BlackRock Global Allocation V.I. Managed Risk Fund
LVIP BlackRock Inflation Protected Bond Fund
LVIP BlackRock U.S. Opportunities Managed Volatility Fund
LVIP ClearBridge Large Cap Managed Volatility Fund
LVIP Blended Core Equity Managed Volatility Fund
LVIP Dimensional International Equity Managed Volatility Fund
LVIP Dimensional U.S. Equity Managed Volatility Fund
LVIP Franklin Templeton Value Managed Volatility Fund
LVIP Global Conservative Allocation Managed Risk Fund
LVIP Global Growth Allocation Managed Risk Fund
LVIP Global Moderate Allocation Managed Risk Fund
LVIP Invesco Diversified Equity-Income Managed Volatility Fund
LVIP Invesco V.I. Comstock Managed Volatility Fund
LVIP Blended Mid Cap Managed Volatility Fund
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund
LVIP Managed Risk Profile 2010 Fund
LVIP Managed Risk Profile 2020 Fund
LVIP Managed Risk Profile 2030 Fund
LVIP Managed Risk Profile 2040 Fund
LVIP Managed Risk Profile 2050 Fund
LVIP MFS International Equity Managed Volatility Fund
LVIP Government Money Market Fund

LVIP Multi-Manager Global Equity Managed Volatility Fund
LVIP SSgA International Managed Volatility Fund
LVIP SSgA Large Cap Managed Volatility Fund
LVIP SSGA SMID Cap Managed Volatility Fund
LVIP Franklin Templeton Global Equity Managed Volatility Fund
LVIP Blended Large Cap Growth Managed Volatility Fund
LVIP Select Core Equity Managed Volatility Fund
LVIP VIP Mid Cap Managed Volatility Portfolio
LVIP U.S. Growth Allocation Managed Risk Fund
(each, a “Fund” and together the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments to the Trust’s registration statement filed on February 23, 2016 under Rule 485(a) under the Securities Act of 1933, as amended, (the “Registration Statement”).

The following are your comments and the Trust’s responses.

1)	Explain how the Funds will disclose risks related to current market conditions, such as Federal Reserve actions, and those items discussed in the Guidance Update No. 2016-02.
A.	After considering the issues noted in the Guidance Update, we expanded the explanations of “Interest Rate Risk” and “Liquidity Risk” in the Principal Risks section.

2)	Confirm that the footnotes to the fee tables will be appropriate and updated once the tables are populated.
A.	The fee tables have been updated and all appropriate footnotes have been included for each of the above Funds.

3)	The footnotes contain several references to “estimated expenses.” Actual expenses should be provided except for new funds.
A.	The relevant funds (and corresponding footnotes) were changed from ‘funds of one underlying fund’ to ‘funds of multiple underlying funds’ in February 2016. Accordingly, the Annual Operating Expenses for the changed funds are expected to change for 2016.

4)	Explain how the principal investment strategy of allocating to underlying funds or investments that invest primarily in domestic equity securities with “growth and value characteristics” is consistent with the applicable Funds’ names which contain references to “Growth”.

A.	Each relevant Fund is a “growth” fund in the sense that it invests more aggressively than a balanced fund would. Specifically, each Fund generally invests 70% of its assets in equities. The use of the word “growth” does not refer to an equity investment style.

5)	Ensure the capitalization ranges for “large, small- and medium-capitalization companies” are included and current.
A.	The requested updates have been made to (i) add a capitalization range, or (ii) update the ranges based on benchmarks.

6)	Explain how the definition of the terms “large, small- and medium-capitalization companies” properly convey the requisite capitalization for the applicable Funds, given that the Morningstar definitions of “large, small- and medium-capitalization companies” is inconsistent with the Funds’ definitions.
A.	The Funds rely on the capitalization definitions for the requisite Russell Indices or the S&P 500 Index. While these capitalization ranges may differ from those used by Morningstar, the Russell Indices and the S&P 500 Index are widely accepted as industry standards representing the large, small and medium capitalized categories. We believe using such definitions is appropriate and consistent with the strategies (and where appropriate, the names) of the Funds.

7)	Please expressly describe how the applicable Funds will invest globally in accordance with the term “Global” in their name.
A.	The requested revision has been made. The Registration Statement now includes the following text: “The Fund normally maintains investment exposure to at least three countries outside of the United States. Typically, the Fund invests in a larger number of different countries. The Fund is not required to allocate its investments in any set percentages in any particular countries.”

8)	With respect to the Dimensional U.S. Equity Managed Volatility Fund, please confirm the names of the Underlying Funds are correct.
A.	We confirm the names of the Underlying Funds are correct.

9)	With respect to the Government Money Market Fund, please add the language referenced in Item 4(b)(1)(ii)(c) of SEC Form N-1A.
A.	The requested revision has been made. The Registration Statement now includes the following text: “You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $10.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.”

10)	With respect to the Government Money Market Fund, please confirm that the Registration Statement includes all appropriate references to policies adopted under the “Names Rule.”
A.	We confirm the Registration Statement contains the following language:

(i) “The Fund pursues its objective by investing at least 99.5% of its total assets in cash, government securities (which includes U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities), and/or repurchase agreements secured by such obligations or cash.”

(ii) “In addition to the Fund’s 99.5% policy noted above, under normal circumstances, the Fund invests at least 80% of its assets in government securities, including government securities subject to repurchase agreements. The Fund may change its 80% policy of investing in government securities, including government securities subject to repurchase agreements, only upon 60 days’ notice to shareholders.”

10)	With respect to the Government Money Market Fund, please confirm that during the last 10 years, there have been no occasions on which an affiliate has provided financial support to the Fund, as described in Section 16(g)(2) of SEC Form N-1A.
A.	We confirm that no such financial support has been provided to the Fund.

11)	Please provide the Tandy representations.
A.	The Trust acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Kris Winsko
Kristen Winsko, Esq.
Senior Counsel – Funds Management

Enclosures

cc:  Jill R. Whitelaw, Esq.

Danielle Kulp

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